LOWENSTEIN SANDLER LLP

1251 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10020

October 9, 2014

VIA EDGAR AND OVERNIGHT COURIER

Amanda Ravitz

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E. - Mail Stop 3561

Washington, D.C. 20549

Re:	Presbia PLC

Registration Statement on Form S-1 (333-194713)

Filed March 20, 2014

CIK No. 1591096

Dear Ms. Ravitz:

On behalf of Presbia PLC (referred to as “Presbia” or as the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) amendment no. 1 (the “Amendment”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”) relating to Presbia’s initial public offering. The Registration Statement has been revised in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Commission contained in your letter, dated April 10, 2014, and to reflect other updating changes. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Amendment and a copy marked to show all changes from the Registration Statement filed on March 20, 2014.

The Staff’s comments have been retyped in italics below, and are followed by responses based on information provided to us by Presbia. Unless otherwise specified, all page numbers referenced in our responses refer to the marked copy of the Amendment (as distinguished from page references in the Staff’s comments, which refer to the Registration Statement).

Prospectus Summary, page 1

1. We note your revised disclosures on page 54 indicating that you will need additional capital to complete your U.S. pivotal clinical trial. Please revise the summary to highlight the fact that the offering proceeds you plan to use for the clinical trial will not be sufficient to complete the clinical trial, and disclose what the application of the offering proceeds will allow you to accomplish in the trial. Finally, please tell us where you have included the risk factor disclosure to which you make reference on page 54.

Response 1: The Company intends to use approximately $20 million of the net proceeds from its initial public offering to advance its microlens and microlens inserter through its U.S. staged pivotal clinical trial. The Company believes that the proceeds from its initial public offering, coupled with revenues from sales of the Company’s products in markets outside the United States, will be sufficient to advance its microlens and microlens inserter through its U.S. staged pivotal clinical trial as well as to fund the Company’s operations through the fourth quarter of 2017 or the first quarter of 2018, which is the target date for approval of the Company’s pre-market approval. The reference noted on page 54 has been removed.

Our Business, page 1

2. We note your revised disclosure in the second paragraph under the heading. Please revise the final sentence of the paragraph to identify the “certain jurisdictions with a substantial portion of the worldwide presbyopic population” that you will not target.

Please note that the Company has removed the referenced disclosure in the Amendment. The jurisdictions referred to were India and China. The Company is now seeking marketing authorization in each of those countries (see page 29).

The Offering, page 8

3. Please revise your use of proceeds disclosure on page 8 to highlight each of the uses and amounts that you disclose in the bullet points on page 44.

Response 3: Please note that the Amendment has been updated to refer to each of the uses (see page 8) identified under “Use of Proceeds.”

Capitalization, page 46

4. We note the revisions made in response to prior comment 1. Please further revise the introductory paragraph to remove the disclosure of cash as of December 31, 2013 on a “pro forma” and “pro forma as adjusted” basis.

Response 4: Please note that the Amendment has been revised to remove the references to cash (see page 46).

Unaudited Pro Forma Financial Information, page 49

5. You may not disclaim responsibility for your disclosure. Please revise the statement on page 49 that your disclosure is “for informational purposes only,” which we view as an inappropriate disclaimer.

Response 5: Please note that the Amendment has been updated accordingly; the referenced words have been deleted (see page 49).

Contractual Obligations and Other Commitments, page 62

6. Please tell us why the table excludes the payable due to the parent and the related interest.

Response 6: Please note that the Amendment has been updated to disclose the payable due to Presbia Holdings (see page 64).

Report of Independent Registered Public Accounting Firm, page F-5

7. Prior to requesting effectiveness, please revise the filing to include audit reports and consents from your auditors that are dated, signed and unrestricted.

Response 7: Please note that prior to requesting effectiveness, the audit reports and consents will be dated and signed and will be unrestricted. The Company expects that the audit reports and consents will be dated and signed and will be unrestricted at the time of the first filing of the Registration Statement that includes a price range.

Please call the undersigned (212-204-8697) or my colleague Michael Lestino (973-597-6244) if you wish to discuss any of the Company’s responses to the Comment Letter.

Very truly yours,

/s/ Peter H. Ehrenberg

cc:	Mr. Zohar Loshitzer

Michael B. Lestino, Esq.

Donald Murray, Esq.

Matthew Gehl, Esq.